Media Release

Pacific Internet Appoints New Member to
Audit Committee

SINGAPORE, December 1, 2005 -— Pacific Internet Limited (NASDAQ: PCNTF), Asia Pacific’s largest telco-independent Internet Communications Service Provider by geographic reach, today announced that Mr. Claude Charles, an independent director on the Company’s Board of Directors, has been appointed as a member of the Company’s Audit Committee.

Mr. Charles is an advisor to multinational companies and an international financier. He is currently President of Great Tangley Corporation, a consulting firm operating in Asia, Europe and North America providing financial and business advice to investors and companies. He was previously Chairman of Equinox Group Holdings Ltd, a Singapore-based private equity firm, Executive Director at Peregrine Investment Holdings Ltd in Hong Kong, and Director of CRC International Finance Ltd in London. Mr. Charles has a Bachelor of Science degree in Economics from Wharton School of Finance and Commerce, University of Pennsylvania and a Masters of Science in International Finance from Columbia University.

The other members of the Company’s Audit Committee are Mr. Johnson Tan and Mr. Soon Hock Lim who has been appointed chairman of the Audit Committee. With Mr. Charles’ appointment to the Audit Committee, Nasdaq has, in a letter dated November 28, 2005 determined that the Company is in compliance with Marketplace Rule 4350(d)(2) and this matter is now closed.

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Editors’ Notes
About Pacific Internet Limited
Pacific Internet Limited or PacNet (NASDAQ: PCNTF) is the largest telco-independent Internet Communications Service Provider by geographic reach in the Asia Pacific region. The company has direct presence in Singapore, Hong Kong, the Philippines, Australia, India, Thailand and Malaysia. PacNet delivers a comprehensive suite of Internet data, voice and video services to corporate business and consumer customers. For more information, visit www.pacnet.com.

Media & Analyst Contacts
Mervin Wang
Pacific Internet Limited
(65) 9798 6077
investor@pacific.net.sg

Alan Katz
Cubitt Jacobs & Prosek Communications
(212) 279 3115 ext 211
alan@cjpcom.com

Cautionary Statement
Statements made in this press release with respect to Pacific Internet’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Pacific Internet. Forward-looking statements include but are not limited to those using words such as “seek”, “expect”, “anticipate”, “estimate”, “believe”, “intend”, “project”, “plan”, “strategy”, “forecast” and similar expressions or future or conditional verbs such as “will, “would”, “should”, “could”, “may” and “might”. These statements reflect management’s current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. They are subject to a number of risks and uncertainties, including but not limited to (i) changes in the economic, regulatory and political environments in the countries where Pacific Internet operates; (ii) changes and developments in technology and the Internet marketplace; (iii) Pacific Internet’s continued ability to develop and win acceptance of its products and services, which are offered in highly competitive markets; (iv) the success of its joint ventures and alliances; (v) exchange rates, particularly between the Singapore dollar and the U.S. dollar and other currencies in which Pacific Internet makes significant sales or in which its assets and liabilities are denominated; and (vi) the outcome of contingencies. In light of the many risks and uncertainties surrounding the Internet marketplace, the actual results could differ materially from those discussed in the forward-looking statements. Pacific Internet assumes no obligation to update any such statements.